Exhibit 99.1

KIMBER RESOURCES INC.

Consolidated Financial Statements

(Unaudited)

(Canadian dollars)

Three Months Ended September 30, 2009 and 2008

(An exploration stage company)

KIMBER RESOURCES INC.

(An exploration stage company)

Consolidated Balance Sheets

(Unaudited)

(Canadian dollars)

	September 30, 2009	June 30, 2009

ASSETS
Current assets:
Cash and cash equivalents	$2,332,186	$3,455,576
Amounts receivable (note 4)	186,342	190,975
Prepaid expenses	96,855	111,197
	2,615,383	3,757,748

Equipment (note 5)	574,513	608,193

Unproven mineral right interests (Schedule and note 3)	41,730,996	40,943,685
	$44,920,892	$45,309,626

LIABILITIES
Current liabilities:
Accounts payable	$323,365	$228,561
Accrued liabilities	167,000	165,000
	490,365	393,561

SHAREHOLDERS’ EQUITY
Share capital (note 7)
Authorized: Unlimited number of common shares without par value
Issued and outstanding:
62,086,620 common shares	56,753,646	56,753,646
Contributed surplus	4,084,123	4,031,196

Deficit, accumulated during the exploration stage	(16,407,242)	(15,868,777)
	44,430,527	44,916,065
	$44,920,892	$45,309,626

Nature of operations (note 1)

See notes to the unaudited interim consolidated financial statements.

KIMBER RESOURCES INC.

(An exploration stage company)

Consolidated Statements of Operations and Comprehensive Loss

(Unaudited)

(Canadian dollars)

	Three Months Ended September 30,
	2009	2008

Expenses:
Amortization of equipment	$6,865	$7,196
Foreign exchange gain	(9,007)	(5,645)
Interest and bank charges	961	892
Investor relations and shareholder communications	13,925	6,660
Legal, audit and consulting	136,990	114,266
Office, insurance and miscellaneous	56,108	70,897
Rent	49,751	47,293
Salaries and benefits	238,531	273,756
Transfer and filing fees	32,243	27,398
Travel and accommodation	15,002	18,111
	541,369	560,824

Loss before other items	(541,369)	(560,824)

Other items:
Investment income	2,904	48,202
Other income	-	8,259

Net loss and comprehensive loss for the period	$(538,465)	$(504,363)

Loss per share – basic and diluted	$(0.01)	$(0.01)

Weighted average number of common shares outstanding, basic and diluted	62,086,620	58,251,837

See notes to the unaudited interim consolidated financial statements.

KIMBER RESOURCES INC.

(An exploration stage company)

Consolidated Statements of Shareholders’ Equity

(Unaudited)

(Canadian dollars)

	Shares	Common shares amount	Contributed surplus	Deficit during the exploration stage	Shareholders’ equity

Balance at June 30, 2008	57,886,620	$52,032,205	$3,541,767	$(13,477,772)	$42,096,200
Net loss for the year	-	-	-	(2,391,005)	(2,391,005)
Shares issued on private placement of common shares and warrants	4,000,000	4,824,985	175,015	-	5,000,000
Share issue costs	-	(350,804)	(12,724)	-	(363,528)
Stock-based compensation	-	-	428,398	-	428,398
Shares issued on exercise of stock options	200,000	146,000	-	-	146,000
Transfer from contributed surplus on exercise of options	-	101,260	(101,260)	-	-
Balance at June 30, 2009	62,086,620	56,753,646	4,031,196	(15,868,777)	44,916,065
Net loss for the period	-	-	-	(538,465)	(538,465)
Stock-based compensation	-	-	52,927	-	52,927
Balance at September 30, 2009	62,086,620	$56,753,646	$4,084,123	$(16,407,242)	$44,430,527

See notes to the unaudited interim consolidated financial statements

KIMBER RESOURCES INC.

(An exploration stage company)

Consolidated Statements of Cash Flows

(Unaudited)

(Canadian dollars)

	Three Months Ended September 30,
	2009	2008
Cash (used for) provided by :
Operating Activities
Net loss for the period	$(538,465)	$(504,363)
Items not involving cash :
Amortization of equipment	6,865	7,196
Stock-based compensation	52,927	89,034
Gain on disposal of equipment	-	(5,724)
Net changes in non-cash working capital items
Amounts receivable	(1,496)	2,659
Prepaid expenses	14,342	33,894
Accounts payable and accrued liabilities	67,995	(35,689)
	(397,832)	(412,993)
Investing Activities
Purchase of equipment	-	(112,656)
Proceeds on disposal of equipment	-	14,711
Unproven mineral right interests	(725,558)	(1,020,698)
	(725,558)	(1,118,643)

Financing Activities
Common shares issued for cash	-	5,146,000
Share issuance costs	-	(347,564)
	-	4,798,436

(Decrease) / increase in cash and cash equivalents during the period	(1,123,390)	3,266,800

Cash and cash equivalents - beginning of period	3,455,576	3,962,742

Cash and cash equivalents - end of period	$2,332,186	$7,229,542

Supplementary financial information

Non-cash investing and financing activities:
Amounts receivable for unproven mineral rights interests	$6,129	$542,932
Accounts payable for unproven mineral rights interests	28,809	(449,595)
Amortization capitalized to unproven mineral right interests	26,815	38,795
Transfer of contributed surplus upon exercise of stock options	-	101,260

Cash and cash equivalents are comprised of:
Cash	2,332,186	251,305
Banker’s acceptance notes	-	6,978,237
	$2,332,186	$7,229,542

See notes to the unaudited interim consolidated financial statements.

KIMBER RESOURCES INC.

  (An exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2009

(Unaudited)

(Canadian dollars)

1.

Nature of Operations

Kimber Resources Inc. (“Kimber”) is incorporated in British Columbia, Canada, and is involved in the acquisition and exploration of mineral rights in Mexico.  At the date of these financial statements, Kimber has not yet determined whether any of its mineral rights contain economically recoverable mineral reserves.  Accordingly, the carrying amount of unproven mineral right interests represents expenditures made to date and does not necessarily reflect present or future values.  The recovery of these costs is dependent upon the discovery of economically recoverable mineral reserves and the ability of Kimber to obtain the necessary financing to complete its exploration and development and to resolve any environmental, regulatory, or other constraints.

Kimber has taken steps to verify title to its mineral right interests in accordance with industry standards for the current stage of exploration of these properties. However, these procedures do not guarantee that title to these rights may not be subject to unregistered prior agreements or other undetected defects.

These unaudited consolidated financial statements are prepared on a going-concern basis, which assumes that Kimber will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  As Kimber does not generate positive cash flow from operations, it will need to raise additional funds through future issuance of equity securities or the sale of one or more properties.

Although Kimber has been successful in raising funds in the past, there can be no assurance that Kimber will be able to raise sufficient funds in the future, in which case Kimber may be unable to meet its obligations as they come due in the normal course of business.  If Kimber cannot raise funds, its mining properties may be joint ventured, sold or abandoned.

These unaudited consolidated financial statements do not include any adjustments to the carrying value of assets and liabilities, and changes to balance sheet classifications that may be necessary should Kimber not continue as a going concern and these adjustments and reclassifications could be material.

2.

Basis of presentation, adoption of new accounting standards, recent accounting pronouncements

a)

Basis of presentation

The unaudited consolidated financial statements include the accounts of Kimber, and its wholly owned subsidiaries, Minera Monterde S. de R.L de C.V., Minera Pericones S. A. de C.V. and Kimber Resources de Mexico S. A. de C.V. Intercompany balances and transactions are eliminated on consolidation.

These unaudited consolidated financial statements have been prepared by Kimber in accordance with Canadian generally accepted accounting principles (GAAP) and require management to make estimates and assumptions that affect the amounts reported in these unaudited consolidated financial statements and accompanying notes. Significant areas requiring the use of management estimates relate to the determination of environmental obligations, stock-based compensation, impairment of unproven mineral right interests and amortization. Actual results could differ from those estimates.

These unaudited consolidated financial statements should be read in conjunction with Kimber’s annual audited consolidated financial statements and accompanying notes for the years ended June 30, 2009 and 2008 as these unaudited consolidated financial statements do not contain all the disclosures required by Canadian GAAP for annual financial statements.

KIMBER RESOURCES INC.

  (An exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2009

(Unaudited)

(Canadian dollars)

2.

Basis of presentation, adoption of new accounting standards, recent accounting pronouncements

a)

Basis of presentation (continued)

These unaudited consolidated financial statements are stated utilizing the same accounting policies and their methods of application as the most recent annual audited consolidated financial statements, but are not necessarily indicative of the results to be expected for a full year.

b)

Adoption of new accounting standards

Effective July 1, 2008, Kimber adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”).

i) CICA Handbook Section 3064, “Goodwill and Intangible Assets”

In February 2008, the CICA issued new CICA Handbook Section 3064, “Goodwill and Intangible Assets”, replacing CICA 3062, “Goodwill and Other Intangible Assets”, and CICA 3450, “Research and Development Costs”. Collectively, these changes bring Canadian practice closer to International Financial Reporting Standards (“IFRS”) and U.S. GAAP. The effective date of adopting this standard for Kimber was July 1, 2009. The impact of implementation of these standards did not have a material impact on Kimber’s consolidated financial statements.

c)

Recent accounting pronouncements

i)

CICA Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non Controlling Interests”.

In January 2009, the CICA issued Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non Controlling Interests” to replace Section 1581 and Section 1600. These sections shall be applied prospectively to business combinations on or after the beginning of the first annual reporting period beginning after January 1, 2011 with earlier application permitted. Effective July 1, 2011, Kimber will adopt the new handbook sections, which establish updated standards on the recognition, measurement criteria and presentation for acquisitions, the accounting for assets and liabilities assumed and non-controlling interests. The impact of implementation of these standards will not have a material impact on Kimber’s consolidated financial statements.

3.

Unproven Mineral Right Interests

Kimber’s mineral rights are located in the States of Chihuahua, Mexico and Estado de Mexico, Mexico.

During the period ended September 30, 2009 Kimber capitalized $787,311 of costs to unproven mineral right interests (2008 - $1,152,830).

Monterde Property

The Monterde Property consists of the Monterde concessions, the contiguous El Coronel concessions and staked concessions. The entire Monterde Property comprises of 34 mineral concessions totalling 29,266 hectares in the Sierra Madre in the State of Chihuahua, Mexico.

KIMBER RESOURCES INC.

(An exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2009

(Unaudited)

(Canadian dollars)

3.

Unproven Mineral Right Interests (continued)

Monterde concessions

Kimber owns a 100% interest in the Monterde concessions having acquired the concessions by payment of total consideration of $1,398,527 (US$1,054,900).

El Coronel concessions

Kimber owns a 100% interest in the El Coronel mineral concessions by having made total payments of $1,206,958 (US$1,000,000).

Staked concessions

Kimber has a 100% interest in concessions that were staked adjacent to the Monterde concessions and El Coronel concessions.  There are no payment obligations for these staked concessions aside from semi annual taxes.

Setago Property

The Setago Property has a property area of 10,069 hectares and lies approximately 24 kilometres to the west of the Monterde Property. Kimber staked one exploration concession in 2006 and two exploration concessions during the year ended June 30, 2008. The property requires no further payments other than for semi annual taxes.

Pericones Property

Kimber owns Pericones, a property in Estado de Mexico, covering a total area of 11,890 hectares. Mapping and sampling commenced on the Pericones property during the year ended June 30, 2008 and is still in progress. The property requires no payments other than for semi annual taxes.

4.

Amounts Receivable

Amounts receivable at September 30, 2009 are comprised primarily of an IVA tax refundable from the Government of Mexico.  The IVA Tax is 15% of expenditures in Mexico. Kimber has been receiving IVA refunds on an ongoing basis, and expects to continue to recover outstanding amounts.

	September 30,	June 30,
	2009	2009

IVA tax receivable	122,638	136,173
Net GST receivable	15,982	14,486
Other receivables	47,722	40,316
	$186,342	$190,975

KIMBER RESOURCES INC.

(An exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2009

(Unaudited)

(Canadian dollars)

5.

Equipment

	September 30, 2009			June 30, 2009
	Cost	Accumulated	Net value	Net value
		Amortization
Camp and equipment	$503,541	(175,416)	328,125	$338,215
Camp vehicles	277,021	(172,280)	104,741	116,736
Computer equipment	211,763	(120,583)	91,180	98,500
Computer software	69,710	(62,632)	7,078	9,319
Office fixtures and equipment	69,710	(34,310)	43,389	45,423
	$1,139,734	(565,221)	574,513	$608,193

6.

Segmented Information

Kimber operates in one operating segment which is mineral exploration.

	September 30,	June 30,
	2009	2009
Assets by geographic segment, at cost
Canada
Current	$2,402,949	$3,515,51
Equipment	75,434	82,299
	2,478,383	3,597,815
Mexico
Current	212,434	242,232
Equipment	499,079	525,894
Unproven mineral right interests	41,730,996	40,943,685
	42,442,509	41,711,811

	$44,920,892	$45,309,626

7.

Share Capital

a)

Issued and outstanding:

	Number of Shares	Amount

Balance – June 30, 2008	57,886,620	$52,032,205
Exercise of options	200,000	146,000
Private Placement	4,000,000	4,824,985
Less share issue costs	-	(350,804)
Reallocation from contributed surplus on exercise of options	-	101,260
Balance – June 30, 2009, and September 30, 2009	62,086,620	$56,753,646

KIMBER RESOURCES INC.

(An exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2009

(Unaudited)

(Canadian dollars)

7.

Share Capital (continued)

b)

Warrants

The continuity of warrants for the three months ended September 30, 2009 and the year ended June 30, 2009 is as follows:

	# of	Exercise	Expiry
	Warrants	Price	Date

Balance – June 30, 2008	4,000,000	$1.25	March 11, 2010
Issued	2,000,000	$1.80	September 24, 2010
Balance – June 30, 2009	6,000,000
Issued	-
Balance – September 30, 2009	6,000,000

c)

Stock Options

On December 12, 2007, the shareholders of Kimber approved the adoption of a new 2007 Stock Option Plan that allows for the grant of stock options up to 10% of the issued and outstanding common shares from time to time, less the number of stock options outstanding under Kimber’s former 2002 Stock Option Plan.  The exercise price is generally set at the closing price on the last trading date preceding the date of their grant and will vest in accordance with the determination of the Board of Directors, generally 1/3 of their number on the date of grant and an additional 1/3 at the end of each nine month period thereafter.

Summary of stock option activity:

	3 Months ended Sept 30, 2009		Year ended June 30, 2009
	Options	Weighted average	Options	Weighted average
	Outstanding	exercise price	Outstanding	exercise price

Balance, beginning of period	4,022,000	$1.16	3,132,000	$1.44
Granted	-		1,370,000	0.65
Exercised	-		(200,000)	0.73
Forfeited	-		(205,000)	1.97
Expired			(75,000)	2.05
Balance, end of period	4,022,000	$1.16	4,022,000	$1.16

KIMBER RESOURCES INC.

(An exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2009

(Unaudited)

(Canadian dollars)

7.

Share Capital (continued)

c)

Stock Options (continued)

Stock options outstanding and exercisable at September 30, 2009 are as follows:

Exercise	Number outstanding	Number exercisable	Expiry
price			date
$
2.14	355,000	355,000	October 2009
1.80	25,000	25,000	December 2009
1.65	160,000	160,000	September 2010
1.50	50,000	50,000	December 2010
2.40	150,000	150,000	July 2011
2.59	100,000	100,000	November 2011
2.67	50,000	50,000	December 2011
1.95	410,000	410,000	April 2012
0.85	52,000	52,000	September 2012
0.86	400,000	400,000	September 2012
0.78	400,000	400,000	November 2012
0.79	500,000	500,000	February 2013
0.65	1,370,000	421,667	January 2014
	4,022,000	3,073,667
Weighted average exercise price	$1.16	$1.32

8.

Related party transactions

Kimber had no related party transactions during the current and comparable periods. Unless otherwise stated, related party transactions are measured at the exchange amount, being the amount of consideration established and agreed to by the related parties.  Amounts due to or from related parties are unsecured, non-interest bearing and are due on demand.

KIMBER RESOURCES INC.

(An exploration stage company)

Consolidated Schedule of Unproven Mineral Right Interests (note 3)

(Unaudited)

(Canadian dollars)

	September 30, 2009	Expenditures during period	June 30, 2009
MEXICO
Monterde Property
Acquisition and taxes	$2,872,105	$25,226	$2,846,879
Exploration and Engineering
Amortization	560,421	26,208	534,213
Assays	3,790,254	4,898	3,785,356
Drilling	13,130,339	-	13,130,339
Engineering	2,230,835	99,229	2,131,606
Environmental study	1,330,567	10,812	1,319,755
Field, office	1,155,113	81,594	1,073,519
Geological, geophysical	6,704,483	212,748	6,491,735
Legal	694,594	23,212	671,382
Maps, reports, reproductions	1,061,138	26,072	1,035,066
Metallurgy	885,646	109,907	775,739
Road and drill site maintenance	2,042,827	-	2,042,827
Salary and wages	792,725	10,625	782,100
Scoping study	25,482	-	25,482
Socioeconomic studies	65,301	-	65,301
Stakeholder costs	79,105	-	79,105
Supplies	1,921,255	32,201	1,889,054
Travel, accommodation	1,615,557	35,658	1,579,899
Third party recoveries	(9,931)	-	(9,931)
	38,075,711	673,164	37,402,547
	40,947,816	698,390	40,249,426
Setago Property
Acquisition and taxes	27,883	6,901	20,982
Exploration	70,281	-	70,281
	98,164	6,901	91,263
Pericones Property
Acquisition and taxes	37,201	7,530	29,671
Exploration
Amortization	2,716	607	2,109
Assays	59,004	14,539	44,465
Drilling	13,297	-	13,297
Environmental study	13,844	3,839	10,005
Field, office	1,339	-	1,339
Geological, geophysical	398,594	39,994	358,600
Legal	979	-	979
Maps, reports, reproductions	5,769	-	5,769
Supplies	39,260	1,992	37,268
Travel, accommodation	113,013	13,519	99,494
	647,815	74,490	573,325
	685,016	82,020	602,996
Total unproven mineral right interests	$41,730,996	$787,311	$40,943,685